UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69804/June 20, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15281

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In the Matter of   :
                                                        :   ORDER MAKING FINDINGS AND
SUNRISE SOLAR CORPORATION   :   REVOKING REGISTRATION BY DEFAULT
                                                        :
                                                        :
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        The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 17, 2013, alleging that Sunrise Solar Corporation (Sunrise Solar) has securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), has not filed any periodic reports since filing a Form 10-Q for the period ended March 31, 2009, and thus has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. The Division of Enforcement (Division) filed a Notice of Service on the Respondent on May 31, 2013, which establishes that Sunrise Solar was served with the OIP on May 13, 2013, when the U.S. Postal Service attempted delivery by certified mail to the address shown on Sunrise Solar's most recent filing with the Commission, a Form 8-K filed on June 11, 2009. See 17 C.F.R. § 201.141(a)(2)(ii).

        Sunrise Solar is in default because it did not file an Answer within ten days of service of the OIP, participate in the telephonic prehearing conference on May 30, 2013, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find that the allegations in the OIP are true. See 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

        Sunrise Solar was a Nevada corporation before its charter was revoked in November 2010. Sunrise Solar was headquartered in San Antonio, Texas, and purported to be in the solar power business. Sunrise Solar is quoted on the OTC Markets Group with the symbol SSLR and its shares are registered under Section 12(g) of the Exchange Act. Sunrise Solar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009.

Sunrise Solar is delinquent in its periodic filings and failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through its failure to maintain a valid address on file with the Commission, did not receive such letters. Specifically, Sunrise Solar has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13.

Exchange Act Section 12(j), authorizes the Commission, where it is necessary or appropriate for the protection of investors, after notice and opportunity for hearing, "to suspend for a period not exceeding twelve months, or to revoke the registration of a security" if the Commission finds that the issuer has not complied with any provision of the statute or a rule thereunder. I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Sunrise Solar's registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Sunrise Solar Corporation is revoked.

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Brenda P. Murray
Chief Administrative Law Judge